
07055000

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**


SEC MAIL PROCESSING
RECEIVED
JUN 2 5 2007
WASH, D.C.
185
SECTION

**FORM 11-K**

ANNUAL PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 1-14770

**Payless ShoeSource, Inc.**
**Profit Sharing Plan for Puerto Rico Associates**
**c/o Payless ShoeSource, Inc.**
**3231 Southeast Sixth Avenue**
**Topeka, Kansas 66607-2207**
(Full title and address of the Plan)

**Payless ShoeSource, Inc.**
**3231 Southeast Sixth Avenue**
**Topeka, Kansas 66607-2207**
(Address of issuer's principal executive office)

## REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2006, and December 31, 2005, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2006.

The Plan Financial Statements and Additional Information as of December 31, 2006 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

## EXHIBITS

23.1 Consent of Deloitte & Touche LLP

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**Payless ShoeSource, Inc.**
**Profit Sharing Plan for Puerto Rico Associates**

By:



Jay A. Lentz, Chairman Retirement Committee — June 25, 2007



Michael J. Massey, Member Retirement Committee — June 25, 2007



Ullrich E. Porzig, Member Retirement Committee — June 25, 2007



Douglas G. Boessen, Member Retirement Committee — June 25, 2007



Edward J. Schloesslin, Member Retirement Committee — June 25, 2007

**EXHIBIT A**

# INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

PAGE

Report of Independent Registered Public Accounting Firm ........ 1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of December 31, 2006 and December 31, 2005 ........ 2

Statement of Change in Net Assets Available for Benefits for the Year Ended as of December 31, 2006 ........ 3

Notes to Financial Statements ........ 4-7

ADDITIONAL INFORMATION

Schedule of Assets Held for Investment Purposes at December 31, 2006 ........ 8

**EXHIBIT 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-28483 of Payless ShoeSource, Inc. on Form S-8 of our report dated June 20, 2007, appearing in this Annual Report on Form 11-K of Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates for the year ended December 31, 2006.

Deloitte & Touche LLP

Kansas City, Missouri
June 20, 2007

# Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates

*Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm*

# PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

## TABLE OF CONTENTS


| | Page |
|---|---|
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 1 |
| FINANCIAL STATEMENTS: | |
| Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005 | 2 |
| Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006 | 3 |
| Notes to Financial Statements | 4-7 |
| SUPPLEMENTAL SCHEDULE - | |
| Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 | 8 |


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
Payless ShoeSource, Inc. Profit Sharing Plan
for Puerto Rico Associates:

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As further discussed in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

Deloitte & Touche LLP

Kansas City, Missouri
June 20, 2007

# PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| ASSETS: | | |
| Investments at fair value (Note 3) | $ 2,040,668 | $ 1,923,420 |
| Receivables: | | |
| Employer contributions | 78,757 | 51,675 |
| Employee contributions | 8,797 | 4,412 |
| Total assets | 2,128,222 | 1,979,507 |
| NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE | 2,128,222 | 1,979,507 |
| Adjustments from fair value to contract value for fully benefit-responsive investment contacts | 7,249 | 10,658 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 2,135,471 | $ 1,990,165 |

See notes to financial statements.

# PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| ADDITIONS: | |
| Investment income: | |
| Interest | $ 16,338 |
| Dividends | 15,146 |
| Net appreciation in fair value of investments | 135,999 |
| Contributions: | |
| Employee contributions | 234,178 |
| Employer contributions | 78,757 |
| Total additions | 480,418 |
| DEDUCTIONS - | |
| Benefits paid to participants | 335,112 |
| Total deductions | 335,112 |
| INCREASE IN NET ASSETS | 145,306 |
| NET ASSETS AVAILABLE FOR BENEFITS: | |
| Beginning of year | 1,990,165 |
| End of year | $2,135,471 |

See notes to financial statements.

## 1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

***General*** - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource of Puerto Rico, Inc. ("Payless" or the "Company"). A Full-time Associate, as defined by the Plan, is eligible to make contributions following the completion of 90 days (60 days effective January 1, 2006) of employment by the Company and attaining the age of 21. The Full-time Associate must complete one year of service (6 months of service effective January 1, 2006) to receive an allocation of the Company match. All other employees earn eligibility upon completion of one year of service, working 1,000 hours during the year and attaining the age of 21. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. Ameriprise Financial Trust Company, formerly American Express Trust Company, serves as the custodian of the Plan and Banco Popular serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

***Contributions*** - Each year, participants may contribute 1% to 10% of their pay, as defined by the Plan. This percentage is subject to change from time-to-time under applicable Puerto Rico law. Each eligible participant shall be automatically enrolled and to have elected to make a 3% contribution unless the participant elects otherwise. The Company matching contribution is discretionary, as defined by the Plan. Effective for the 2006 Plan year, the Company match is based on the greater of $.25 on the dollar of participants' contributions up to 5% of pay or 2.5% of net profits, as defined by the Plan, until determined otherwise by the Board of Directors. At the discretion of the Board of Directors, the 2006 contribution was determined to be $78,757. The Company matching contribution is allocated in proportion to the amount that each participant's contributions for the plan year, up to a total of 5% of participants' pay, bears to the total amount of all participant's contributions up to 5% of such participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

***Participant Accounts*** - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

***Investments*** - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers two common/collective trust funds, eleven mutual funds and a Company stock fund for participants.

***Vesting*** - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Participants vest in company contributions and earnings on company contributions in accordance with the following schedule:

| Years of Vesting Service | Vesting Percentage |
|---|---|
| Less than 2 years | 0 % |
| 2 years | 25 % |
| 3 years | 50 % |
| 4 years | 75 % |
| 5 years | 100 % |

***Payment of Benefits*** - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

***Participant Loans*** – Participants may borrow from their vested fund account balance. The minimum loan available is $1,000. The maximum loan available is the lesser of 1/2 of the vested balance or $50,000 reduced by the largest loan balance in the prior 12 months. Interest rates are commensurate with local prevailing rates as determined by the Committee.

***Forfeited Accounts*** - At December 31, 2006 and 2005 forfeited nonvested accounts totaled $1,364 and $1,763, respectively. Forfeitures are used to restore any amounts previously forfeited from rehired participant accounts. The balance, if any, is added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. For Plan year 2006, $1,364 will be allocated with the 2006 Company match in 2007.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

***Investment Valuation and Income Recognition*** - The Plan's investments in mutual funds are stated at fair value. Quoted market prices are used to value the mutual funds. Investment in the company stock fund is stated at estimated fair value, which has been determined by the trustee and based on the unit values of the fund. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. The RiverSource Trust Income Fund II is a common collective trust fund with underlying investments in investment contracts and is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Individual participant accounts invested in the Company Stock fund and the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

***Expenses*** - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

***Payment of Benefits*** - Benefit payments to participants are recorded upon distribution.

***Adoption of new Accounting Guidance***—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents the common/collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

## 3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, are as follows.

| | 2006 | 2005 |
|---|---|---|
| RiverSource Trust Income Fund II | $ 1,172,982 | $ 1,106,061 |
| Payless Common Stock Fund | 278,628 | 245,066 |
| Participant Loans | 250,858 | 216,953 |
| RiverSource Trust Equity Index Fund I | 145,096 | 148,184 |

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | |
|---|---|
| Common/Collective Trust Funds | $ 4,492 |
| Mutual Funds | 68,459 |
| Common Stock | 63,048 |
| | $ 135,999 |

## 5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common/collective trust funds managed by Ameriprise Financial Trust Company. Ameriprise Financial Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in units of a company stock fund that invests in shares of Payless common stock. Payless is the Plan sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

## 6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

## 7. FEDERAL INCOME TAX STATUS

The Puerto Rico Treasury Department has determined and informed the Company by a letter dated January 29, 2002, that the Plan and related trust are designed in accordance with applicable regulations of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006, per the financial statements to the Form 5500.

| | 2006 |
|---|---|
| Net assets available for benefits per the financial statements | $ 2,135,471 |
| Adjustment from contract value to fair value of fully benefit-responsive investment contracts | (7,249) |
| Net assets available for benefits per the Form 5500 | $ 2,128,222 |
| Increase in net assets | $ 145,306 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | (7,249) |
| Increase in net assets per Form 5500 | $ 138,057 |

## 9. SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan was amended to specify that part-time associates will be eligible to participate in the Plan after completing one full year of employment and meeting the age requirement of 21 years of age as specified in the Plan.

* * * * * *

# PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

## FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2006

| (a) | (b) | (c) | (d) |
|---|---|---|---|
| | Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | Current Value |
| * | RiverSource Trust Income Fund II | Common/Collective Trust Fund 44,290 units | $ 1,172,982 |
| * | RiverSource Trust Equity Index Fund I | Common/Collective Trust Fund 3,215 units | 145,096 |
| | PIMCO Total Return Fund | Mutual Fund 4,574 shares | 47,475 |
| | Brown Capital Management Small Company Fund | Mutual Fund 325 shares | 10,602 |
| | Growth Fund of America | Mutual Fund 854 shares | 27,894 |
| | T. Rowe Price Equity Income Fund | Mutual Fund 731 shares | 21,556 |
| | RiverSource Mid Cap Growth Fund Class Y | Mutual Fund 1,748 shares | 19,076 |
| | Artisan International Fund | Mutual Fund 1,297 shares | 37,605 |
| | Templeton Foreign Fund Class A | Mutual Fund 199 shares | 2,717 |
| | Allianz NFJ Small-Cap Value Fund | Mutual Fund 65 shares | 2,026 |
| | Oakmark Equity and Income Fund Class I | Mutual Fund 204 shares | 5,271 |
| | Calamos Growth Fund Class A | Mutual Fund 308 shares | 16,597 |
| | JP Morgan Mid Cap Value Fund | Mutual Fund 88 shares | 2,285 |
| * | Payless Common Stock Fund | Company Stock Fund 15,269 units | 278,628 |
| * | Participant Loans | Participant loans (maturity dates through October 2033 at interest rates from 5.0% to 10.5%) | 250,858 |
| | | | $ 2,040,668 |

* Party-in-interest.



END